kw 3/14/14 Public

[redacted]

14048093

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 66581

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2013 (MM/DD/YY) AND ENDING December 31, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KBS Capital Markets Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

660 Newport Center Drive, Suite 1200
(No. and Street)

Newport Beach	CA	92660
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Rustyn Osier, Chief Accounting Officer 949-717-6205
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – *if individual, state last, first, middle name*)

1811 Von Karman Ave Ste 1000	Irvine	CA	92612
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
MAR 04 2014
Washington DC
405

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/20/14

OATH OR AFFIRMATION

I, Rustyn Osier, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KBS Capital Markets Group, LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LAURIE SELWITZ
Commission # 1925155
Notary Public - California
Orange County
My Comm. Expires Feb 11, 2015

Signature

Chief Accounting Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

KBS Capital Markets Group, LLC
(a California limited liability company)
As of December 31, 2013
With Report of Independent
Registered Public Accounting Firm

Ernst & Young LLP

Building a better
working world

KBS Capital Markets Group, LLC
(a California limited liability company)

Statement of Financial Condition

As of December 31, 2013

Contents

EY
Building a better working world

Ernst & Young LLP
Suite 500
725 South Figueroa Street
Los Angeles, CA 90017-5418

Tel: +1 213 977 3200
Fax: +1 213 977 3729
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Report of Independent Registered Public Accounting Firm

To the Member of
KBS Capital Markets Group, LLC

We have audited the accompanying statement of financial condition of KBS Capital Markets Group, LLC, a California limited liability company (the Company) as of December 31, 2013, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the statement of financial condition in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

EY
Building a better working world

Opinion

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of KBS Capital Markets Group, LLC as of December 31, 2013, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 26, 2014

KBS Capital Markets Group, LLC
(a California limited liability company)

Statement of Financial Condition

December 31, 2013

Assets	
Cash and cash equivalents	$ 2,074,113
Prepaid expenses and other assets	221,156
Commissions due from affiliate	150,429
Reimbursements due from affiliate	9,995
Dealer manager fees due from affiliate	72,758
Property and equipment, net	8,387
Total assets	$ 2,536,838
Liabilities and member's capital	
Accrued compensation	$ 565,292
Accounts payable and accrued liabilities	354,503
Commissions and marketing fees payable to broker-dealers	178,454
	1,098,249
Commitments and contingencies *(Note 6)*	
Member's capital	1,438,589
Total liabilities and member's capital	$ 2,536,838

See accompanying notes.

KBS Capital Markets Group, LLC
(a California limited liability company)

Notes to Statement of Financial Condition

December 31, 2013

1. Organization of the Company

KBS Capital Markets Group, LLC (the Company) is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority (FINRA). The Company is a limited purpose broker-dealer approved to distribute mutual funds, variable annuities and direct participation programs to other FINRA approved broker-dealers. The Company is organized as a Limited Liability Company (LLC) in the State of California. The Company has a single member, KBS Holdings, LLC (the Member).

During 2013, the Company served as the dealer manager for the public offerings of KBS Real Estate Investment Trust, Inc. (KBS REIT), KBS Real Estate Investment Trust II, Inc. (KBS REIT II), KBS Strategic Opportunity Real Estate Investment Trust, Inc. (KBS SOR), KBS Legacy Partners Apartment REIT, Inc. (KBS Legacy), and KBS Real Estate Investment Trust III, Inc. (KBS REIT III) (collectively referred to herein as the KBS REITs), all of which are affiliates of the Member. The offering period for KBS REIT closed on May 30, 2008, while the offering period for KBS REIT II closed on December 31, 2010, KBS SOR closed on November 20, 2012, and the offering period for KBS Legacy offering closed on March 12, 2013, and a KBS Legacy Follow On offering commenced on March 13, 2013. KBS REIT III commenced on October 26, 2010. KBS Strategic Opportunity REIT II Private Placement commenced on August 9, 2013, when Regulation D was filed.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect assets and liabilities as of December 31, 2013. Actual results could differ from these estimates.

Concentrations

Substantially all revenue generated by the Company during the year ended December 31, 2013 was from the KBS REITs.

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety days.

2. Summary of Significant Accounting Policies (continued)

The Company currently maintains substantially all of its operating cash with one major financial institution. At times, cash balances may be in excess of the amounts insured by the Federal Deposit Insurance Corporation.

Prepaid Expenses and Other Assets

Prepaid expenses and other assets mainly consist of prepaid insurance and prepaid rent.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation of property and equipment is provided on a straight-line basis over the estimated original useful lives of the assets, which range from three to seven years.

Commissions and Marketing Fees Payable to Broker-Dealers

The Company pays commissions to broker-dealers in connection with the distribution and sale of shares of the KBS REITs, including commissions on proceeds from the DRIP Plan. The Company pays marketing fees (reallows) to certain broker-dealers for marketing services provided by such broker-dealers.

Accrued Compensation

Accrued compensation is primarily related to incentive compensation due to certain of the Company's officers and employees in connection with the sales of shares of KBS REIT III, KBS SOR II, KBS Legacy Apartment REIT and KBS Legacy Apartment REIT Follow On.

Taxes

As a LLC, the Company is subject to certain state and local taxes; however, income taxes on income or losses realized by the Company are generally the obligation of the Member.

The Company adopted Accounting Standards Codification 740-10, *Income Taxes* (ASC 740-10) for the fiscal year ended December 31, 2009. Based on its evaluation, under ASC 740-10, the Company has concluded that there are no significant uncertain tax positions requiring recognition in its financial statements, nor has the Company been assessed interest or penalties

2. Summary of Significant Accounting Policies (continued)

by any major tax jurisdictions. The Company's evaluation was performed for the tax year ended December 31, 2013.

3. Property and Equipment

Property and equipment consist of the following at December 31, 2013:

Computer equipment	$	60,011
Office equipment and fixtures		53,743
Less accumulated depreciation		(105,367)
	$	8,387

4. Related Party Transactions

Commissions and Dealer Manager Fees

The Company earns commissions and dealer manager fees for the distribution and sales of shares of the KBS REITs. The commission percentage is calculated using a commission rate starting at 6.5% and declining to 1% of proceeds from sales of shares based on the number of shares sold. Commissions on proceeds from the DRIP Plan are calculated based on 3% of such proceeds. The dealer manager fees are calculated using a rate starting at 3% and declining to 2%. There are no dealer manager fees paid on sales from the DRIP Plan.

As of December 31, 2013, the Company had commissions due from affiliate of $150,429 and dealer manager fees due from affiliate of $72,758. The commissions and dealer manager fees receivable represent commissions and fees associated with the sale of shares for KBS REITs.

5. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company computes its net capital requirements under the aggregate indebtedness method provided for in Rule 15c3-1. Advances to

5. Net Capital Requirements (continued)

affiliates, repayment of subordinated borrowings, dividend payments, and other equity withdrawals are subject to certain notification requirements and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

At December 31, 2013, the Company had net capital of $1,126,292 which was $1,053,075 in excess of the required net capital of $73,217 as computed in accordance with Rule 15c3-1. The Company's net capital ratio was 0.98 to 1.

6. Commitments and Contingencies

The Company is subject to various claims, lawsuits and complaints arising during the ordinary course of business, none of which, in the opinion of management, is expected to have a material adverse effect on the Company's financial position.

7. Subsequent Events

The Company evaluates subsequent events up until the date the financial statements are available for issuance. As of February 26, 2014, no material subsequent events have occurred.

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